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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                               POPMAIL.COM, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                  733167 10 05
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                                 (CUSIP Number)


                                 Wayne W. Mills
                                5020 Blake Road
                                Edina, MN  55436
                             Phone:  (612) 930-9453

                                With a copy to:
                             William M. Mower, Esq.
                       Maslon Edelman Borman & Brand, LLP
                            3300 Wells Fargo Center
                            90 South Seventh Street
                          Minneapolis, MN  55402-4140
                             Phone:  (612) 672-8200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                JANUARY 8, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 733167 10 05            13D                          PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Wayne W. Mills
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,617,153
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,617,153
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,617,153
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.0%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of PopMail.com, inc., a Minnesota corporation ("PopMail"). The address of PopMail's principal executive offices is 1333 Corporate Drive, Suite 350, Irving, TX 75038

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Wayne W. Mills. Mr. Mills' business address is 5020 Blake Road South, Edina, MN 55436. Mr. Mills is a private investor.

         During the last five years, Mr. Mills has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mills is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of PopMail Common Stock subject to this Statement are held by the Reporting Person solely for investment purposes.

         Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.







                                       3
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ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         a.- b. Mr. Mills beneficially owns 1,617,153 shares (includes warrants to purchase 5,353 shares). This also includes a warrant to purchase 40,000 shares owned by Blake Capital Partners, LLC, a limited liability company of which the reporting person is the sole shareholder and manager. According to information provided by the Company, as to the number of shares outstanding as of December 31, 2000, (prior to the issuance of 1,500,000 to the Reporting Person) 5,197,026 shares of PopMail common stock were issued and outstanding. Accordingly, based upon this information Mr. Mills owns 24.0% of the outstanding shares.

         c.  TRANSACTIONS WITHIN THE LAST 60 DAYS

             ----------------------------- --------------------------- ------------------
                    Date Purchased                No. of Shares              Price
             ----------------------------- --------------------------- ------------------
                       8/24/00                           24,000              $1.00
             ----------------------------- --------------------------- ------------------
                       10/27/00                          25,000              $1.28
             ----------------------------- --------------------------- ------------------
                       10/31/00                          22,800              $1.02
             ----------------------------- --------------------------- ------------------
                        1/8/01                        1,500,000              $0.15
             ----------------------------- --------------------------- ------------------

All of the above purchases were private transactions with the Issuer.

         d.  Not applicable.

         e.  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Mills has previously been retained by PopMail as a financial consultant. Currently he does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 16, 2001                             /s/ Wayne W. Mills
                                                  ------------------------------
                                                         Wayne W. Mills